Exhibit 12
MONSANTO COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)(2)
(Dollars in millions)

	Nine Months
	Ended
	May 31,		Year Ended Aug. 31,
	2010	2009	2008	2007	2006	2005
EARNINGS:
Income from Continuing Operations Before Income Taxes	$1,730	$2,967	$2,926	$1,328	$1,018	$283

Add:
Fixed charges	169	178	162	174	160	137
Dividends from affiliated companies	—	—	—	—	—	—
Equity affiliate (income) expense — net	(21)	(24)	(2)	34	31	31
Amortization of capitalized interest	10	13	16	15	15	15
Less:
Capitalized interest	(18)	(34)	(22)	(14)	(9)	(6)

Earnings available for fixed charges	$1,870	$3,100	$3,080	$1,537	$1,215	$460

FIXED CHARGES:
Interest expense(3)	$123	$107	$110	$136	$133	$116
Capitalized interest	18	34	22	14	9	6
Portion of rents representative of interest factor	28	37	30	24	18	15

Total Fixed Charges	$169	$178	$162	$174	$160	$137

Ratio of Earnings to Fixed Charges	11.07	17.42	19.01	8.83	7.59	3.36

(1)	Monsanto has not paid any preference security dividends and, therefore, has not included the ratio of combined fixed charges and preference security dividends to earnings for the relevant periods.

(2)	The operating results of the Dairy business has been conformed to discontinued operations presentation for all relevant fiscal years presented.

(3)	Includes amortization of deferred debt issuance costs and the interest component of the income tax provision.